

January 26, 2022

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018

> **Re: G-III Apparel Group, Ltd.**
> **Form 10-K for The Fiscal Year Ended January 31, 2021**
> **Filed March 26, 2021**
> **File No. 000-18183**

Dear Mr. Nackman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2021

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operation.
Use of Estimates and Critical Accounting Policies
Goodwill and Intangible Assets, page 51

1. We note that goodwill and indefinite-lived trademarks are material to total assets and equity and we also note the decline in your market capitalization. In order to provide information for investors to better assess the probability of future impairment charges, please expand your disclosures to indicate whether you believe the estimated fair values of your wholesale reporting unit and your indefinite-lived trademarks are substantially in excess their carrying values and also more fully explain the nature and composition of your trademark balance. If the estimated fair values of the wholesale reporting unit and/or any indefinite-lived trademark are not substantially in excess their carrying values, please more fully address the following:

- disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
- provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
- discuss the degree of uncertainty associated with the key assumptions and provide a sensitivity analysis of the potential impact of changes in the key assumptions on your impairment analyses; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Item 8. Financial Statements And Supplementary Data
Consolidated Financial Statements
Note O - Segments, page F-36

2. Please disclose net sales by product line/product brand based on the requirements of ASC 280-10-50-40. In this regard we note that you calculate historical return rates and other historical rates related to variable consideration on a product line basis and you disclose and discuss changes in net sales related to product brands in MD&A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing